Atna Acquires High Grade Nevada Gold Project

Vancouver, B.C. (January 12, 2004) Atna Resources Ltd. (TSX-ATN) is pleased to announce that it has optioned and staked approximately 1300 hectares of mineral claims covering a substantial portion of the historic Jarbidge gold camp, in Elko County, Nevada. Jarbidge is a low-sulphidation epithermal gold district located 70 kilometers northeast of the Jerritt Canyon mine in northern Nevada. Gold-bearing veins were first discovered at Jarbidge in 1909, with the bulk of historic production occurring between 1918 and 1932. Historic production is estimated to have been 355,000 oz. gold and 1,600,000 oz. silver, from 800,000 tons of ore (average about 0.45 oz/ton Au and 4.5 oz/ton Ag). Atna has staked and optioned claims completely surrounding the mined out core of the historic part of the principal deposit.

Since production ceased, there is no record of any drilling on the gold bearing structures and veins. Hydrothermal alteration and high level quartz veining occurs extensively within the acquired area. The company’s exploration will target untested, newly discovered veins and the faulted offset of extensions to known veins. David Watkins, President and CEO of Atna said, “Atna is excited to have this unique opportunity to explore a large gold district with a history of high grade production. This area has received only minimal modern-day exploration and we believe that the significant potential of Jarbidge warrants Atna doing the phase-one drill program ourselves.”

Atna plans an active program of surface exploration and drilling in 2004. Numerous prospective targets on the property include:

1)	The faulted offset of one of the major past producing veins. Recent mapping and geochemistry suggest an apparent fault solution and target, which has never been tested.

2)	A strong soil anomaly (>6000 ppb Au) associated with the projected extension of a formerly productive vein.

3)	Parallel zones of vein and hydrothermal brecciation north of the main northwest striking vein set.

4)	An unexplored area east of Jarbidge, with reported outcropping gold values up to 124.4 g/ton Au.

5)	An unexplored area of intense silicification, argillic alteration and brecciation mapped west of Jarbidge.

Atna has collected 30 samples from various targets at Jarbidge, which range up to 41.0 g/t Au. The highest-grade sample is a grab from an outcropping, undrilled, vuggy quartz vein. All samples were delivered in sealed bags to ALS-Chemex Labs, in Elko, Nevada. Atna’s field work was supervised by Robert McLeod, P.Geo., a Qualified Person and Officer of the Company.

Atna may acquire a 100% interest in the Jarbidge property by making an initial cash payment of $10,000 and escalating annual payments totaling US$600,000 over the following six-year period. The vendor retains a 1.5% NSR which increases to 2.5% when the gold price exceeds $400. Atna may purchase the royalty for US$1,500,000. Atna is obligated to spend a minimum of US$100,000 on exploration of the Property in each of the first three years of the agreement to maintain its option in good standing.

Atna Resources Ltd. is a well-financed, generative exploration company with a portfolio of highly prospective gold properties in Nevada. A number of its properties have been optioned to other companies, including Newmont Mining (Clover), Great Basin Gold (Golden Cloud), and Pacific Ridge Exploration (Sno). Atna also has a copper projects in Chile and polymetallic deposits in the Yukon, including the high-grade Wolverine Zn-Ag-Au-Cu-Pb massive sulphide deposit.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: mwilliams@atna.com
http://www.atna.com